UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CONSTELLATION ENERGY PARTNERS LLC

(Name of Issuer)

Common Units Representing Class B Limited Liability Company Interests

(Title of Class of Securities)

21038E 10 1

(CUSIP Number)

Charles A. Berardesco

Senior Vice President, General Counsel

and Corporate Secretary

Constellation Energy Group, Inc.

100 Constellation Way

Baltimore, MD 21202

Telephone: (410) 470-3601 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 21038E 10 1	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Constellation Energy Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,790,224 shares*
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,790,224 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,790,224 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.74%**
14	TYPE OF REPORTING PERSON HC; CO

*	Constellation Energy Group, Inc. also may be deemed to beneficially own the Class C limited liability company interests in Constellation Energy Partners LLC, which may be converted into common units upon the occurrence of certain events set forth in the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, which is incorporated herein by reference (the “Issuer LLC Agreement”).
**	The calculations in this Schedule 13D are based on the Issuer’s disclosure in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, that 23,768,193 shares of Class B limited liability company interests were outstanding.

SCHEDULE 13D

CUSIP NO. 21038E 10 1	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Constellation Energy Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,790,224 shares*
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,790,224 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,790,224
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.74%**
14	TYPE OF REPORTING PERSON HC; OO—limited liability company

*	Constellation Energy Partners Holdings, LLC also may be deemed to beneficially own the Class C limited liability company interests in Constellation Energy Partners LLC, which may be converted into common units upon the occurrence of certain events set forth in the Issuer LLC Agreement.
**	The calculations in this Schedule 13D are based on the Issuer’s disclosure in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, that 23,768,193 shares of Class B limited liability company interests were outstanding.

This Amendment No. 2 (this “Amendment No. 2”) to that certain Schedule 13D filed with the Securities and Exchange Commission on December 5, 2006, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on June 23, 2011 (the “Schedule 13D”), is filed jointly by Constellation Energy Group, Inc., a Maryland corporation (“Constellation”), and Constellation Energy Partners Holdings, LLC, a Delaware limited liability company (“CEPH”, and together with Constellation, the “Reporting Persons”), and relates to common units representing Class B limited liability company interests (“Common Units”) of Constellation Energy Partners LLC, a Delaware limited liability company (the “Issuer”).

Item 4. Purpose of Transaction

Item 4 to the Schedule 13D is amended to include the following: On August 8, 2011, CEPH, Constellation Energy Partners Management, LLC, a Delaware limited liability company, (“CEPM”), Constellation Energy Commodities Group, Inc., a Delaware corporation (“CECG”), and PostRock Energy Corporation, a Delaware corporation (“PostRock”), entered into a Termination and Release Agreement, pursuant to which the Purchase Agreement by and among CEPH, CEPM, CECG and PostRock, dated June 21, 2011 (the “Terminated Purchase Agreement”), was terminated. All rights, duties, obligations and liabilities under the Terminated Purchase Agreement were terminated, including those that, by the terms of the Terminated Purchase Agreement, would otherwise survive such termination.

Following the execution and delivery of such Termination and Release Agreement, CEPH, CECG and PostRock entered into a Purchase Agreement, dated as of August 8, 2011 (the “Purchase Agreement”), pursuant to which PostRock acquired CEPM, which owns 3,128,670 Common Units and all of the issued and outstanding Class A Units, as defined in the Issuer’s Second Amended and Restated Operating Agreement (the “Issuer LLC Agreement”). The consideration paid by PostRock was $12,701,048, a portion of which consisted of cash and a portion of which consisted of PostRock common stock. PostRock also issued warrants to CECG, pursuant to which CECG will have the right to acquire additional shares of PostRock common stock.

The transaction closed following the signing of the Purchase Agreement, pursuant to its terms, effective as of August 8, 2011. As owner of all of the issued and outstanding Class A Units, PostRock is entitled to elect two of the five members of the Board of Managers of the Issuer, subject to the terms of the Issuer LLC Agreement.

Except as disclosed in the Schedule 13D and herein, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 to the Schedule 13D is amended to include the following: As disclosed pursuant to Item 4 of this Amendment No. 2, CEPH is a party to the Purchase Agreement with PostRock pursuant to which, it sold CEPM to PostRock. CEPM owns 3,128,670 Common Units and all of the issued and outstanding Class A Units.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

1.1	Purchase Agreement, dated August 8, 2011, by and among CEPH, CECG and PostRock (filed herewith)

1.2	Joint Filing Agreement (incorporated by reference to Exhibit B to the Schedule 13D)

*        *        *

Each of the undersigned is responsible for the accuracy and completeness of the information in this Amendment No. 2 concerning himself or itself, and is not responsible for the accuracy or completeness of the information in this Amendment No. 2 concerning any other signatories.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2011.

Constellation Energy Group, Inc.

By:	/s/ KATHLEEN W. HYLE
Name:	Kathleen W. Hyle
Title:	Senior Vice President

Constellation Energy Partners Holdings, LLC

By:	/s/ KATHLEEN W. HYLE
Name:	Kathleen W. Hyle
Title:	President